Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2012

The supervisory board of Fresenius Medical Care AG & Co. KGaA again dealt thoroughly in the financial year 2012 with questions of the effects of the new cost reimbursement system in the USA, with the consequences of the worldwide economic situation for the opportunities and risks for the development of the company’s business, with prospects to develop the current business, as well as the product innovations being developed.

Details:

In the expired financial year 2012, the supervisory board again dealt extensively with the situation and the business perspectives of the company and various special issues as well as performing the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. We regularly advised the management board of the general partner, Fresenius Medical Care Management AG, on the management of the company and supervised the management of the company within our responsibility as the supervisory board of the partnership limited by shares. The management informed us in written and oral reports regularly, promptly and comprehensively about all significant questions of company policy and the company planning and strategy, the progress of transactions, acquisitions, the profitability and liquidity, the situation of the company and the group and the risk situation and risk management. All business processes significant for the company were discussed by us on the basis of reports of the management board of the general partner in the committees and in full session comprehensively and the strategic direction of the company was also discussed with the management board of the general partner. In accordance with the procedure of previous years, we again reviewed the economic development of acquisitions of the previous years and compared them with the planning and prognoses at the time of each acquisition. The supervisory board passed resolutions in the terms of its responsibilities under statutes and under the Articles of Association.

Meetings:

In the financial year 2012, five meetings — some of which extended to more than one day — of the supervisory board and several telephone conferences took place. No supervisory board member attended less than half of the meetings. Between the meetings, written reports were provided. The chairman of the supervisory board also maintained close contact with the management board of the general partner apart from at the meetings.

Focus of the Discussions in the Supervisory Board:

In the expired financial year 2012, the supervisory board dealt intensively and in all its meetings with the situation of the company in the overall economic context particularly in view of worldwide developments. Since the products and services of the company are paid for to a significant extent by health care systems which are financed either by taxes or by social security contributions, the financial liquidity of states and related organisations are of major relevance to the company.

The amended provisions of the reimbursement system in the U.S.A. and their effects on the company again received special attention. The supervisory board was regularly informed thereof. The developments in reimbursement systems outside the USA and the overall economic environment in each case were discussed.

The business development, the competitive situation and the planning of the management board in the various regions were again at the centre of the discussions. On the occasion of a meeting of several days’ duration in Shanghai, the supervisory board particularly gave attention to the business development and the plans in Asia and met the executive employees of the Asia-Pacific region.

The supervisory board informed itself of the quality assurance systems and the qualitative results of the various production sites and, together with the management board, discussed the expected quantity development in the existing plants and their expansion. Moreover, the supervisory board discussed and conferred with the management board on the accusation in the context of the allegedly insufficient warning notices for two pharmaceutical products (NaturaLyte and GranuFlo).

The financing of the company, in particular the refinancing of the existing syndicated credit agreement was again intensively discussed.

The Audit and Corporate Governance Committee:

Prof. Dr. Fahrholz, Mr. Johnston, Dr. Krick und Dr. Weisman were members of the Audit and Corporate Governance Committee. The Audit and Corporate Governance Committee met under the chairmanship of Dr. Walter L. Weismann (independent financial expert in the meaning of section 100 para. 5 German Stock Corporation Act) in the year under report on a total of five occasions in meetings and held a number of telephone conferences. It dealt in the financial year 2012 with the annual and consolidated financial statements, the proposal for the application of profit and the report according to form 20-F for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the management. It also satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the points of emphasis of the audit. The Audit and Corporate Governance Committee further dealt with compliance of the company and, in particular, with allegations by external third parties that, in countries outside the USA and Germany, infringements of the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-corruption regulations have occured. With the collaboration of the compliance department of the company and external lawyers, the Audit and Corporate Governance Committee initiated an investigation, which includes the internal control processes themselves. It is anticipated that the progress of the investigation will concern the Audit and Corporate Governance Committee also in the current financial year, because no conclusive results were available at the end of the year under report.

Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and in several telephone conferences and reported thereby on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the management board of the general partner, on the cooperation with them. Moreover, the representatives of the auditor reported on the material results of their audit and were also available for additional information.

The accountancy process, the effectiveness of the internal control system, of the risk management and of the internal audit system, and the audit were discussed several times in the Audit and Corporate Governance Committee. KPMG AG Wirtschaftsprüfungsgesellschaft reviewed, in the course of the audit, the internal control system in relation to the accountancy process and the establishment of the early risk recognition system and raised no objections thereto. The management board of the general partner provided periodic reports on larger individual risks. The management board of the general partner also informed the committee regularly i. e. at all ordinary meetings of the Audit and Corporate Government Committee and in part in phone conferences on the compliance situation of the company. In addition, the head of internal audit reported periodically to the committee.

In 2012, the Audit and Corporate Governance Committee again dealt with the internal control system of the company in accordance with the Sarbanes-Oxley Act (“SOX 404”). The company received on 25 February 2013 an unqualified audit certificate of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, for the implementation of the regulations of SOX 404 in the financial year 2012.

The legal and business relations of the company to Fresenius SE & Co. KGaA and/or its affiliates were again subject matter of the reviews of the Audit and Corporate Governance Committee. It was possible to confirm that the relationships corresponded to those “at arm’s length”.

The results of the discussions and resolutions in the Audit and Corporate Governance Committee have been reported to the supervisory board by its chairman in each case.

Joint Committee:

The Joint Committee, the approval of which is acquired in particular for certain important transactions and certain transactions between the company and Fresenius SE & Co. KGaA and/or its affiliates, did not meet in 2012 because no transactions subject to the approval of the Joint Committee were undertaken.

For the general partner, its supervisory board members Dr. Ulf M. Schneider and Dr. Gerd Krick are delegates to the Joint Committee of the company, for Fresenius Medical Care AG & Co. KGaA, Dr. Walter L. Weisman and Mr. William P. Johnston are elected members to the Joint Committee.

Nomination Committee:

The Nomination Committee of the company, the members of which in the year under report were Dr. Gerd Krick (chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk, prepares personnel proposals of the supervisory board and proposes to the supervisory board of the company suitable candidates for its election proposals to the general meeting. In the year under report, the Nomination Committee did not hold a meeting, because there was no necessity.

Corporate Governance:

The supervisory board again reviewed the efficiency of its activities and also dealt with the exchange of information between the management board of the general partner and the supervisory board (including information by the management board on recent developments concerning corporate governance and compliance on a regular basis) and between the supervisory board and the Audit and Corporate Governance Committee. No objections arose in the course thereof.

The supervisory board members Mr. Classon, Mr. Johnston, Dr. Krick, Dr. Schenk and Dr. Weisman are also members of the supervisory board of the general partner, Fresenius Medical Care Management AG. The supervisory board members Dr. Krick and Dr. Schenk are also members of the supervisory board (Dr. Krick as chairman and Dr. Schenk as vice-chairman) of Fresenius Management SE which acts as general partner of Fresenius SE & Co. KGaA, holding 31.2% of the shares in the company and all shares in its general partner, Fresenius Medical Care Management AG. Dr. Krick is also a member (chairman) of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships between supervisory board members and the company apply in the year under report only to Dr. Schenk who is also partner in the law firm Noerr LLP; the companies of the internationally operating law firm Noerr provided legal advice to Fresenius Medical Care AG & Co. KGaA and affiliated companies in the year under report. In the year under report, an amount of approximately EUR 1.4 mio. (plus VAT) was paid or processed for payment in December 2012 by Fresenius Medical Care to law firm Noerr (2011: approximately EUR 1.4 mio.). This represents less than 3% of Fresenius Medical Care’s worldwide legal and other consultancy fees. The supervisory board (just as the supervisory board of the general partner) approved the engagement and payment in each case after having been provided detailed information on this by resolution with Dr. Schenk abstaining; the payments were effected only after the approving resolutions by the supervisory board in each case.

The supervisory board found that it and its committees have, in its opinion, an appropriate number of independent members.

At the supervisory board meeting of 4 December 2012, the supervisory board discussed the conformity declaration of the company under section 161 Stock Corporation Act on the German Corporate Governance Code and resolved on same. The version of the conformity declaration of December 2012 applies as it appears at present permanently accessible on the Internet page of the company. The deviations from the recommendations of the Code refer, firstly, to the (absence of an) age limit specified or set for members of the supervisory board of the company (likewise for the members of the supervisory board and the management board of the general partner) and the lack of setting concrete objectives for the composition of the supervisory board of Fresenius Medical Care as well as taking these into account in election proposals and reporting on the status of their implementation. As the composition of the Supervisory Board needs to be aligned to the enterprise’s interest and has to ensure effective supervision and consultation of the

Management Board, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the Supervisory Board will take into account international activities of the enterprise, potential conflicts of interest, the number of independent supervisory board members within the meaning of Code-No 5.4.2 and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. In the enterprise’s interest not to limit the selection of qualified candidates in a general way, the Supervisory Board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. Furthermore, in service contracts of the management board members of the general partner, no cap on severance is included for the reasons stated in the conformity declaration.

The Corporate Governance Report of the general partner and of the supervisory board together with the declaration on the management according to section 289a Commercial Code are on pages 126 et seqq. of the annual report. The declaration on Corporate Governance for the year under report was discussed by the supervisory board and approved at its meeting of 25 February 2013.

Annual and Consolidated Financial Statements:

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the annual report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report pursuant to section 315a Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the annual report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated annual report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2012, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the general meeting of 10 May 2012 and instructed by the Audit and Corporate Governance Committee. Each of the said documents carries an unqualified certificate. The audit reports of the auditor were laid before the Audit and Corporate Governance Committee and before the supervisory board. The Audit and Corporate Governance

Committee reviewed the annual and consolidated financial statements and the annual reports taking account of the audit reports of the auditor, and reported to the supervisory board thereon.

The supervisory board also reviewed the annual financial statements, the annual report and the proposal for the application of profit and the consolidated financial statements and consolidated annual report in each case for the financial year 2012. The documents were provided to it in due time. The supervisory board has declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the supervisory board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. Even after the final results of its own review, no objections are to be raised by the supervisory board to the annual financial statements and the annual report of the company or to the consolidated financial statements and the consolidated annual report

At its meeting on 25 February 2013, the supervisory board approved the annual financial statements and annual report of Fresenius Medical Care AG & Co. KGaA for 2012 presented to it by the general partner. The declaration on Corporate Governance for the reporting year 2012 was also a subject of discussion and resolution. At that meeting, the draft of the report according to form 20-F for filing with the Securities and Exchange Commission (SEC), which contains, inter alia, the consolidated financial statements and the consolidated annual report in accordance with the U.S. Generally Accepted Accounting Principles, (US GAAP) with the US dollar as the currency of the report, was also discussed. At its meeting of 13 March 2013, the consolidated financial statements and the consolidated annual report were approved by the supervisory board. The supervisory board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.75 for each ordinary share and € 0.77 for each preference share.

Dependency Report:

The general partner, Fresenius Medical Care Management AG, prepared a report on the relationships to affiliates in accordance with section 312 Stock

Corporation Act for the financial year 2012. The report contains the final declaration of the general partner that the company, in accordance with the circumstances known to the general partner at the time at which the transaction was undertaken or the measures taken or omitted, received reasonable consideration for each transaction and was not disadvantaged by the conduct of the measures or their omission.

The supervisory board and the Audit and Corporate Governance Committee received the report in due time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his review and was available for additional information. The supervisory board and the Audit and Corporate Governance Committee share the view of the auditor who added the following certificate to that report on 25 February 2013:

“In accordance with our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner”.

Even according to the final result of the review by the supervisory board, no objections to the declaration of the general partner on the relationships to affiliates at the foot of the report are to be raised.

Composition of the Management Board of the General Partner:

At the end of 31 December 2012, the tenure of the chairman of the management board of the general partner, Dr. Ben J. Lipps, ended. Dr. Lipps has formed the company significantly since its start — with the merger of the dialysis division of Fresenius AG with National Medical Care in the year 1996 — initially as chairman of the board of directors of Fresenius Medical Care North America, since 1999 as chairman of the management board of Fresenius Medical Care AG, since the transformation of this company into a KGaA as chairman of the management board of its general partner, Fresenius Medical Care Management AG. Even before his engagement at Fresenius Medical Care, Ben Lipps was since 1985 in charge of the dialysis activities of

Fresenius in the US, when this business unit generated a turnover of little more than 100 million Euro. Dr. Lipps stands for the development of dialysis since its beginnings like no other. Most of the time of his long business career, Ben Lipps has dedicated to the well-being of dialysis patients. The company owes Dr. Lipps an extraordinary debt of gratitude.

In recognition of his extraordinary service in the development of the company and his broad experiences in the company, the supervisory boards of Fresenius Medical Care Management AG and of Fresenius Medical Care AG & Co. KGaA have appointed Dr. Lipps as their honorary chairman from 1 January 2013 onwards.

Effective from 1 January 2013, the supervisory board of the general partner has appointed the previous deputy chairman of the management board, Mr. Rice Powell, as chairman of the management board in succession of Dr. Lipps. Likewise effective from 1 January 2013, Mr. Ron Kuerbitz has been appointed as a member of the management board for the region North America. Moreover, Dr. Olaf Schermeier has been appointed from 1 March 2013 as an ordinary management board member of Fresenius Medical Care Management AG for research and development.

The supervisory board thanks the members of the management board of the general partner as well as all employees for their commitment and for the diligent work performed in 2012.

Bad Homburg v.d.Höhe, 13 March 2013

The supervisory board

Signed by Dr. Gerd Krick

Chairman